FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash in bank		$ 18,718
Concessions receivable		87,982
Advances to shareholders		31,846
Prepaid fidelity bond		291
Deposit - CRD		1,700
Total assets		$ 140,537

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable		$ 730
Commissions payable		27,900
Income taxes payable		2,773
Total liabilities		31,403
Commitments		-
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Additional paid-in capital	22,833	
Retained earnings	76,301	
Total stockholders' equity		109,134
Total liabilities and stockholders' equity		$ 140,537

The accompanying notes are an integral part of these financial statements.